Exhibit 99.1

HUDBAY MINERALS INC.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Three and Nine Months Ended

September 30, 2013

November 8, 2013

NOTES TO READER

This Management’s Discussion and Analysis (“MD&A”) dated November 8, 2013 is intended to supplement HudBay Minerals Inc.’s unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2013 (the “consolidated interim financial statements”). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc., including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), audited consolidated financial statements and Management Information Circular, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in Canadian dollars unless otherwise noted.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries. “Hudbay Peru” refers to HudBay Peru SAC., our wholly-owned subsidiary.

Forward-Looking Information

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, our objectives, strategies and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should” or “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions).

Forward-looking information includes, but is not limited to, continued production at our 777, Lalor and Reed mines, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, our ability to develop our Lalor, Constancia and Reed projects and the anticipated scope and cost of and development plans for these projects, including the re-estimated capital costs and associated project economics for Constancia, refurbishment of the Snow Lake concentrator and deferral of construction of the new Lalor concentrator, anticipated timing of our projects and events that may affect our projects, our expected expenditure reductions, our expectation that we will receive the remaining deposit payments under our amended precious metals stream transactions with Silver Wheaton Corp. and funding under our equipment financing transaction with Caterpillar Financial Services Corporation (“Cat Financial”), the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•             the success of mining, processing, exploration and development activities;

•             the accuracy of geological, mining and metallurgical estimates;

•             the costs of production;

•             the supply and demand for metals we produce;

•             no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

•             the supply and availability of concentrate for our processing facilities;

•             the supply and availability of reagents for our concentrators;

•             the availability of third party processing facilities for our concentrate;

•             the supply and availability of all forms of energy and fuels at reasonable prices;

•             the availability of transportation services at reasonable prices;

•             no significant unanticipated operational or technical difficulties;

•             the availability of financing for our exploration and development projects and activities;

•             the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•             the timing and receipt of various regulatory and governmental approvals;

•             the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

•             our ability to secure required land rights to complete our Constancia project;

•             maintaining good relations with the communities in which we operate;

•             no significant unanticipated challenges with stakeholders at our various projects;

•             no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•             no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•             the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•             certain tax matters, including, but not limited to current tax laws and regulations; and

•             no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments, as well as the risks discussed under the heading “Risk Factors” in our most recent AIF.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law. All of the forward-looking information in this MD&A is qualified by this cautionary statement.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You should consider closely the disclosure on the mining industry technical terms in Schedule A “Glossary of Mining Terms” of our Annual Information Form for the fiscal year ended December 31, 2012, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in our Form 40-F filed on EDGAR on March 28, 2013 (File No. 001-34244).

Presentation of Non-IFRS Financial Performance Measures

We use operating cash flow per share and cash cost per pound of copper sold as non-IFRS financial performance measures in our MD&A. For a detailed description these non-IFRS financial performance measures, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 32 of this MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia project has been approved by Cashel Meagher, P. Geo, our Vice President, South America Business Unit. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper project in Peru. We also have equity investments in a number of junior exploration companies. Our mission is to create sustainable value through increased commodity exposure on a per share basis for our shareholders. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol “HBM” on the Toronto Stock Exchange, the New York Stock Exchange and Bolsa de Valores de Lima.

SUMMARY

•             Profit and profit per share in the third quarter of 2013 were $3.0 million and $0.03, respectively, compared to a loss and loss per share of $5.4 million and $0.03 in the third quarter of 2012.

•             Operating cash flow before stream deposit and change in non-cash working capital during the third quarter of 2013 was $12.8 million, down $8.7 million compared to the third quarter of 2012, primarily due to lower sales volumes, lower realized metals prices and the impact of the precious metals stream transaction.

•             Consistent with projections provided in July 2013, results from the completion of a revised Constancia capital cost estimate indicate total costs to project completion of US$1.708 billion, with initial production expected in late 2014 and commercial production in the second quarter of 2015.

•             Sinking of the main production shaft at the Lalor project was substantially complete subsequent to quarter end.

•             The Reed mine received its Environment Act Licence from the Manitoba government and commenced initial production.

•             Entered into a US$135 million gold stream transaction with Silver Wheaton for the purchase of 50% of the gold production from the Constancia project and completed Cat Financial equipment financing transaction.

Third quarter of 2013 profit was affected by, among other things, the following items:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Per Share ($/share)

Impairments and mark-to-market adjustments related to junior mining investments	(0.9)	(0.9)	(0.01)

Gain on mark-to-market of embedded derivative related to long-term debt	0.5	0.5	—

Impact on deferred taxes of change in discount rates on decommissioning and restoration liabilities	—	1.7	0.01

Foreign currency translation gain	3.7	5.2	0.03

Gain as a result of provisional pricing adjustments	3.6	2.2	0.01

Impairment on Back Forty exploration and evaluation asset	(3.4)	(3.4)	(0.01)

Mark-to-market loss on metal price hedging	(4.1)	(3.0)	(0.02)

Key Financial and Production Results

Financial Condition ($000s)	Sep. 30, 2013	Dec. 31, 2012
Cash and cash equivalents	792,487	1,337,088
Working capital	761,314	1,182,048
Total assets	3,685,666	3,476,497
Equity[1]	1,643,868	1,653,772

		Three Months Ended		Nine Months Ended
Financial Performance		Sep. 30	Sep. 30	Sep. 30	Sep. 30
($000s except per share and cash cost amounts)		2013	2012	2013	2012

Revenue		130,179	144,659	380,720	521,555
Profit (loss) before tax		9,650	6,254	(22,310)	23,873
Basic and diluted earnings (loss) per share[1]		0.03	(0.03)	(0.27)	(0.17)
Profit (loss) for the period		2,985	(5,354)	(47,794)	(31,606)

Operating cash flow before stream deposit and change in non-cash working capital		12,795	21,487	9,095	133,187
Operating cash flow per share [2]		0.07	0.12	0.05	0.77

Cash cost per pound of copper sold [2]		1.28	0.69	1.77	0.83

Production (contained metal in concentrate)[3]
Copper	(tonnes)	7,972	9,920	22,596	31,426
Zinc	(tonnes)	24,816	20,371	66,617	62,495
Gold	(troy oz.)	22,601	18,496	61,085	65,644
Silver	(troy oz.)	238,486	217,047	603,308	625,563
Metal Sold
Payable metal in concentrate
Copper	(tonnes)	6,514	8,976	21,113	32,781
Gold	(troy oz.)	20,055	9,242	59,076	57,736
Silver	(troy oz.)	170,283	78,920	525,834	476,395
Refined zinc	(tonnes)	26,782	24,247	78,151	73,050

1   Attributable to owners of the Company.

2   Operating cash flow per share and cash cost per pound of copper sold are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 32 of this MD&A.

3   Metal reported in concentrate is prior to refining losses or deductions associated with smelter contract terms.

RECENT DEVELOPMENTS

Precious Metals Stream Transaction

On November 4, 2013, we entered into an amended and restated precious metals stream agreement with Silver Wheaton pursuant to which we will receive an additional US$135 million deposit against delivery of 50% of payable gold from the Constancia project. In addition to the deposit payment for gold, we will receive the lesser of the market price and US$400 per ounce for gold delivered to Silver Wheaton, subject to 1% annual escalation after three years. We are entitled to the US$135 million deposit once we have incurred and paid US$1.35 billion in capital expenditures at the Constancia project and satisfied certain other customary conditions precedent. Silver Wheaton has the option to make the deposit payment in cash or Silver Wheaton common shares, with the number of shares calculated at the time the payment is made. Gold recovery for purposes of calculating payable gold will be fixed at 55% for gold mined from Constancia and 70% for gold mined from Pampacancha.

In August 2012, we entered into the initial agreement with Silver Wheaton providing for upfront deposit payments of US$750 million in respect of (i) 100% of payable gold and silver from our 777 mine until the later of December 31, 2016 and satisfaction of a completion test at Constancia, following which the obligation to deliver gold will be reduced to 50% of payable gold, and (ii) 100% of payable silver from Constancia. We have received an aggregate of US$625 million of the deposit payments under the initial precious metals stream transaction and the remaining US$125 million payment for silver production at Constancia will become payable once we have incurred and paid US$1 billion in capital expenditures at the project.

Equipment Financing Facility

On October 18, 2013, we closed the previously announced equipment financing facility for the Constancia mobile fleet with Cat Financial, pursuant to which Cat Financial will provide us with financing to purchase approximately US$130 million of equipment manufactured by Cat Financial and others. We expect to draw down on the facility in stages, beginning in the fourth quarter of 2013, as the equipment is delivered to site and assembled for use in accordance with the project schedule. Loans made pursuant to the facility will have a term of six years and are secured by the Constancia mobile fleet.

New Financial Risk Management Measures

During August and September 2013 we entered into copper and zinc hedging transactions intended to manage the risk of adverse changes to operating cash flow as we approach the expected completion of our Lalor and Constancia projects in the second half of 2014. In copper, we have entered into costless collar transactions on approximately 69 million pounds of copper for the period of October 2013 through December 2014, inclusive, at an average floor price of US$3.00/lb and an average cap price of US$3.46/lb. In zinc, we have entered into costless collar transactions on approximately 103 million pounds of zinc for the period of October 2013 through December 2014, inclusive, at an average floor price of US$0.80/lb and an average cap price of US$0.97/lb.

DEVELOPMENT UPDATE

Constancia

At Constancia, 95% of the detailed engineering is complete. Consistent with projections provided in July 2013, results from the completion of a revised capital cost estimate indicate total costs to project completion of US$1.708 billion, with initial production projected for late 2014 and commercial production projected for the second quarter of 2015. Incorporating the deferral of some project expenditures previously announced in July 2013, sustaining capital expenditures in the first five years of production are expected to average US$80 million per annum.

We have incurred approximately US$872 million in costs on the Constancia project to October 31, 2013 and have entered into an additional US$336 million in commitments.

The project is over 47% complete as at October 31, 2013. We have signed a 10-year port agreement to manage and store concentrate with the local port authority and have also executed a 10-year power supply agreement. Both agreements are consistent with budgeted expectations. We have begun construction activities on the power transmission line from Tintaya to Constancia, with preliminary agreements securing approximately 90% of the land access rights for pylon construction. Mine equipment is being delivered to site on schedule and major haul trucks are currently being assembled. Two of the three hydraulic shovels are in Peru with components currently being delivered to site. All of the mills have been delivered to site. The first of the ball mill and SAG mill shells are currently being hoisted and installed on the completed mill foundations and assembly and installation of the float cells is underway. We are conducting steel erection at the plant site and productivity is advancing well. Water management infrastructure is in place to manage rainy season conditions and for the required water storage necessary for start up. Foundation work and dam construction on the east tailings facility are underway and on schedule. Bog removal in the tailings facility continues with good productivity and volume assumptions are in line with expectations.

In accordance with the agreements we have entered into with local communities, we have delivered new homes to 28 of 36 families and have constructed a total of 31 homes. The relocation of these families is in progress. Negotiations to secure surface rights over the Pampacancha deposit are expected to commence in the near future.

We have received the mining permit, beneficiation concession and approval for the early refund of value added tax on purchases with retroactive effect to December 2012. In the third quarter we received approval of our Environmental and Social Impact Assessment (ESIA) Modification 1 and plan to submit an application for a second amendment to the ESIA in December 2013, which would cover the final project configuration and permit the incorporation of Pampacancha into the mine plan. All permitting remains on schedule.

The existing project schedule and revised capital cost estimate contemplates that the remaining capital spending on the project will occur over the 2013 - 2014 period as follows:

(in US$ millions)
Q4 2013	210
2014	690
Total estimated future capital spending	900
Total spent in 2012	323
Total spent in Q1-Q3 2013	485
Total[1]	1,708

1 The total project budget does not reflect pre-production revenue and costs, which will continue to be applied to capitalized costs during the development period.

Lalor

We have invested approximately $405 million at the Lalor project to October 31, 2013 and have entered into an additional $46 million in commitments for the project. Included in the invested amount and total commitments are approximately $371 million and $40 million, respectively, related to the Lalor mine, which is on schedule and on budget.

We intend to invest $9 million at our Snow Lake concentrator to refurbish existing equipment and facilities and double production capacity to approximately 2,700 tonnes per day. This investment is expected to enable the deferral of construction of the new Lalor concentrator until 2015. We expect to complete the increase in production capacity at the Snow Lake concentrator by mid-2014, when the production shaft at Lalor is being commissioned. We will continue with engineering and optimization work for the new concentrator and will reassess timing for construction of the new concentrator in 2014 following completion of an updated Lalor mine plan.

During the third quarter of 2013, we hoisted 110,695 tonnes of ore from the ventilation shaft at Lalor at a copper grade of 0.90% and zinc grade of 8.95%. In late September we experienced a breakdown of the temporary hoisting apparatus over the ventilation raise. No injuries were sustained and repairs will be at the expense of the contractor that was operating the hoist. We received permission to haul ore to surface via the access ramp until repairs were completed, and no material impact on Lalor’s operations resulted.

Underground project development has continued, with completion of the 955 metre level load out facility and shaft bottom access to the 985 metre level. We have also started work on the ore pass and waste pass handling systems and the settling cones.

Construction work for the main ore and waste handling systems, as well as the main dewatering systems, has been awarded and will commence in the fourth quarter of 2013 and continue to mid-2014. We are near completion on the construction of the main substation, which is scheduled to be commissioned in the fourth quarter of 2013. The construction on the main intake fan system is 90% complete and is scheduled to be commissioned in the second quarter of 2014 after the main production shaft has been completed.

Given the nature of the Lalor project, we expect to refer to three phases of the Lalor project when determining commercial production for accounting purposes. The first phase of the project includes the main ventilation shaft and associated surface and underground workings that will contribute to the production of ore between 2012 and 2014. We commenced commercial production for the first phase on April 1, 2013 with Lalor initial production contributing to profit starting at that time.

The second phase of the project is expected to be completed by the second half of 2014 when the main production shaft has been commissioned for ore hoisting, subject to receipt of required regulatory permits. At that time we expect to discontinue the use of the ventilation shaft for hoisting and transition fully to use of the main production shaft. Sinking of the main production shaft was substantially complete subsequent to quarter end.

The third phase of the project involves the new concentrator. We are processing the Lalor ore at the nearby Snow Lake concentrator until we complete the construction of the new concentrator located at the Lalor site. In the second quarter of 2013, we submitted permit applications for the new Lalor concentrator to the Manitoba and federal governments.

The remaining capital spending on the Lalor mine project is expected to occur over the 2013 - 2014 period as follows:

(in $ millions)	Mine
Q4 2013	12
2014	61
Total estimated future capital spending	73
Total spent in 2010-2012	312
Total spent in Q1 - Q3 2013	56
Total[1]	441

1 The total project budget does not reflect pre-production revenue and costs or investment tax credits associated with new mine status for income tax purposes, all of which will continue to be applied to capitalized costs.

Reed

During the third quarter of 2013, our 70% owned Reed mine near Flin Flon, Manitoba received its Environment Act Licence from the Manitoba government and commenced initial production. The licence permits the operation of a 1,300 tonne per day underground copper mine and supporting infrastructure. Of our $72 million estimated capital construction budget, we have invested approximately $59 million on the project to October 31, 2013 and have entered into an additional $7 million in commitments. Capital expenditures at Reed are expected to total approximately $40 million in 2013. The project is on schedule and on budget.

During the third quarter of 2013, we mined 8,235 tonnes at a copper grade of 1.66% and a zinc grade of 2.74%.The underground ramp had advanced approximately 1,358 metres, and an additional 147 metres of pre-production drifting had been achieved as of September 30, 2013. The project remains on track to reach full production of approximately 1,300 tonnes of ore per day in the first half of 2014.

The remaining capital spending on the Reed mine is expected to occur over the 2013 - 2014 period as follows:

(in $ millions)
Q4 2013	8
2014	8
Total estimated future capital spending	16
Total spent in 2012	24
Total spent in Q1-Q3 2013	32
Total[1]	72

1 The total project budget does not reflect pre-production revenue and costs or investment tax credits associated with new mine status for income tax purposes, all of which will continue to be applied to capitalized costs.

OPERATIONS REVIEW

Health and Safety

For the three months ended September 30, 2013, we recorded a lost time accident frequency (including contractors) of 0.2 per 200,000 hours worked compared to no loss time accidents for the same period in 2012. Year-to-date 2013, we recorded a lost time accident frequency of 0.4 compared to a loss time accident frequency of 0.3 year-to-date in 2012.

Mines

		Three Months Ended		Nine Months Ended		Guidance[1]
		Sep. 30	Sep. 30	Sep. 30	Sep. 30
		2013	2012	2013	2012	Annual 2013
777
Ore	tonnes	424,482	351,685	1,233,586	1,125,820	1,620,000
Copper	%	1.92	2.31	1.90	2.41	2.18
Zinc	%	4.30	4.29	3.89	4.33	4.41
Gold	g/tonne	2.20	1.89	2.09	2.16	1.94
Silver	g/tonne	28.73	27.10	23.88	26.37	30.89
Trout Lake
Ore	tonnes	—	—	—	247,867	—
Copper	%	—	—	—	2.03	—
Zinc	%	—	—	—	3.65	—
Gold	g/tonne	—	—	—	2.23	—
Silver	g/tonne	—	—	—	13.65	—
Chisel North Zinc Ore
Ore	tonnes	—	39,431	—	135,810	—
Zinc	%	—	9.53	—	8.78	—
Chisel North Copper Ore
Ore	tonnes	—	14,454	—	50,970	—
Copper	%	—	1.66	—	1.61	—
Zinc	%	—	2.02	—	2.50	—
Gold	g/tonne	—	2.09	—	2.43	—
Silver	g/tonne	—	20.43	—	24.38	—
Lalor
Ore	tonnes	110,695	14,367	299,263	14,367	418,000
Copper	%	0.90	0.97	0.78	0.97	0.54
Zinc	%	8.95	10.76	9.72	10.76	9.89
Gold	g/tonne	1.39	2.61	1.10	2.61	1.23
Silver	g/tonne	19.59	27.19	17.92	27.19	17.70
Reed
Ore	tonnes	8,235	—	8,235	—	51,000
Copper	%	1.66	—	1.66	—	3.43
Zinc	%	2.74	—	2.74	—	1.18
Gold	g/tonne	0.89	—	0.89	—	0.72
Silver	g/tonne	11.90	—	11.90	—	8.80
Total Mines
Ore	tonnes	543,412	419,937	1,541,084	1,574,834	—
Copper	%	1.71	2.05	1.68	2.13	—
Zinc	%	5.22	4.92	5.02	4.61	—
Gold	g/tonne	2.02	1.80	1.89	2.06	—
Silver	g/tonne	26.61	27.10	22.66	25.13	—

1   Initial guidance as released on January 9, 2013.

		Three Months Ended		Nine Months Ended		Guidance[1]
		Sep. 30	Sep. 30	Sep. 30	Sep. 30	Annual
Unit Operating Costs		2013	2012	2013	2012	2013

Mines
777	$/tonne	35.76	41.63	43.08	40.51	38 - 42
Trout Lake	$/tonne	—	—	—	56.15	—
Chisel North	$/tonne	—	64.83	—	92.36	—
Lalor	$/tonne	117.18	—	110.58	—	75 - 95
Total Mines	$/tonne	52.60	44.71	53.43	49.20

1   Initial guidance as released on January 9, 2013.

777 Mine

Ore production at our 777 mine for the third quarter of 2013 increased 21% compared to the same period in 2012 primarily due to additional production of 41,000 tonnes from the 777 North ramp and planned production increases at our 777 mine. Copper grade in the third quarter of 2013 was 17% lower than the same period in 2012 as a result of the areas being mined. Mining in high copper grade stopes in the north area of the mine requires additional ground support and was affected by availability of paste backfill in the third quarter of 2013. The limitation in availability of paste backfill has since been remedied. In the third quarter of 2013, zinc grades remained consistent and gold and silver grades were higher by 16% and 6%, respectively, compared to the same period in 2012 as a result of the areas being mined in the schedule. Operating costs per tonne of ore in the third quarter of 2013 were 14% lower, compared to the same period in 2012, primarily due to improved maintenance on equipment and increased amount of capital activity.

2013 year-to-date ore production increased 10% compared to the same period in 2012 primarily due to additional production of 92,000 tonnes from the 777 North ramp and planned production increases at our 777 mine. Copper, zinc, gold and silver grades year-to-date were lower by 21%, 10%, 3% and 9%, respectively, compared to 2012, due to sequencing of stopes. Year-to-date operating costs in 2013 were 6% higher, compared to the same period in 2012, primarily due to contractor costs. Additional contractor work was required at 777 in the first two quarters of 2013 due to issues with equipment availability in the fall of 2012 that reduced operating development rates. Equipment availability has returned to normal levels, and contractors are no longer assigned to operating development work.

Copper grades are expected to be 10-15% lower than 2013 guidance due to ground conditions encountered at the 777 mine in 2013 that led to a change in planned mine sequencing of a high grade copper zone and the limitation of paste backfill in the third quarter which also impacted stope sequencing. These higher grade copper zones are scheduled to be mined in 2014 and subsequent years.

Trout Lake Mine and Chisel North Mine

We closed our Trout Lake mine on June 29, 2012 after more than 30 years of operation, and production at our Chisel North mine ended on September 30, 2012.

Lalor Mine

Commercial production commenced for the first phase of Lalor on April 1, 2013. Production during the first three quarters of 2013 was consistent with expectations. Costs during the first quarter were capitalized to the Lalor project, however, as we commenced commercial production at the beginning of the second quarter, all costs incurred after that time are included in cost of sales on the condensed consolidated interim income statement.

Unit operating costs at Lalor have been higher than guidance for the latest quarter and year-to-date, and are expected to exceed guidance for the full year 2013 primarily due to higher than expected contractor costs resulting from challenges in hiring experienced miners as well as increased explosive costs.

Processing Facilities

		Three Months Ended		Nine Months Ended		Guidance[1]
		Sep. 30	Sep. 30	Sep. 30	Sep. 30
		2013	2012	2013	2012	Annual 2013
Flin Flon Concentrator
Ore	tonnes	416,289	458,959	1,221,412	1,457,723	1,719,000
Copper	%	1.94	2.33	1.90	2.33	—
Zinc	%	4.26	4.26	3.88	4.15	—
Gold	g/tonne	2.19	2.03	2.08	2.19	—
Silver	g/tonne	28.41	26.95	23.77	24.07	—
Copper concentrate	tonnes	31,131	40,070	89,595	130,881	—
Concentrate grade	% Cu	23.56	24.76	23.68	24.01	—
Zinc concentrate	tonnes	28,337	31,180	76,076	97,873	—
Concentrate grade	% Zn	52.32	52.61	52.06	51.64	—

Copper recovery	%	90.9	92.7	91.3	92.7	92
Zinc recovery	%	83.6	83.9	83.6	83.6	85
Gold recovery	%	62.8	61.9	63.9	64.0	69
Silver recovery	%	53.1	54.6	55.2	55.4	—
Snow Lake Concentrator
Ore	tonnes	128,474	43,498	313,549	139,849	369,000
Copper	%	0.63	—	0.58	—	—
Zinc	%	8.14	9.31	9.03	8.78	—
Gold	g/tonne	1.66	—	1.48	—	—
Silver	g/tonne	15.76	—	15.55	—	—
Copper concentrate	tonnes	3,078	—	6,943	—	—
Concentrate grade	% Cu	20.74	—	19.82	—	—
Zinc concentrate	tonnes	19,098	7,514	52,483	23,099	—
Concentrate grade	% Zn	52.31	52.80	51.48	51.75	—
Copper recovery	%	79.1	—	76.2	—	82
Zinc recovery	%	95.5	98.0	95.4	97.4	95
Gold recovery	%	61.4	—	58.7	—	65
Silver recovery	%	56.0	—	56.2	—	—

[1] Initial guidance as released on January 9, 2013.

		Three Months Ended		Nine Months Ended		Guidance[1]
		Sep. 30	Sep. 30	Sep. 30	Sep. 30
Unit Operating Costs		2013	2012	2013	2012	Annual 2013

Concentrators
Flin Flon	$/tonne	13.74	13.89	15.15	13.13	12 - 16
Snow Lake	$/tonne	30.96	42.19	34.83	36.04	25 - 30

[1] Initial guidance as released on January 9, 2013.

		Three Months Ended		Nine Months Ended		Guidance[1]
		Sep. 30	Sep. 30	Sep. 30	Sep. 30
		2013	2012	2013	2012	Annual 2013
Manitoba contained metal in concentrate
Copper	tonnes	7,972	9,920	22,596	31,426	33,000 - 38,000
Zinc	tonnes	24,816	20,371	66,617	62,495	85,000 - 100,000
Gold	troy oz.	22,601	18,496	61,085	65,644	—
Silver	troy oz.	238,486	217,047	603,308	625,563	—

Precious metals[2]	troy oz.	26,631	22,775	70,784	77,292	85,000 - 105,000

1     Initial guidance as released on January 9, 2013.

2     Precious metals include gold and silver production. For precious metals production, silver is converted to gold using the average gold and silver realized sales prices during the period. For precious metals guidance, silver is converted to gold at a ratio of 50:1.

Flin Flon Concentrator

For the third quarter of 2013, ore processed was 9% lower compared to the same period in 2012, primarily as a result of the treatment of available ore stockpiles in 2012. In the third quarter of 2013, copper and zinc concentrates produced were 22% and 9% lower, respectively, compared to the third quarter of 2012 as a result of mine sequencing producing lower head grades. Recoveries of copper and silver in the third quarter of 2013 were 2% and 3% lower compared to the same period in 2012 as a result of lower mine head grades experienced during the third quarter of 2013. Recoveries of zinc and gold remained fairly consistent with prior periods; however, gold recoveries in 2013 have been lower than guidance as a result of lower than expected copper and gold grades which impact the metallurgical recovery of gold minerals. Operating cost per tonne of ore processed in the third quarter of 2013 remained consistent with the same period in 2012.

2013 year-to-date ore processed was 16% lower than the same period in 2012 due to the Trout Lake and Chisel North mine closures. 2013 year-to-date copper and zinc concentrate production was 32% and 22% lower, respectively, than the same period in 2012 as a result of the mine closures and mine sequencing producing lower head grades. Recoveries of copper, zinc, gold and silver in 2013 year-to-date remained fairly consistent compared to the same period in 2012. Operating costs per tonne of ore processed for 2013 year-to-date were 15% higher than the same period in 2012, due primarily to reduced ore throughput.

Snow Lake Concentrator

During the third quarter of 2013, ore processed was 195% higher than in the third quarter of 2012 as a result of increased availability of ore from Lalor production, compared to ore feed from Chisel North in the third quarter of 2012. Zinc concentrate produced increased by 154% as a result of higher zinc grades and increased throughput. The Snow Lake concentrator installed a copper concentrate recovery circuit in the third quarter of 2012. Unit operating costs per tonne of ore processed for the third quarter of 2013 were 27% lower than the third quarter of 2012, as a result of increased throughput in the plant.

2013 year-to-date ore processed was 124% higher than the same period in 2012 as a result of increased availability of ore from Lalor production, compared to ore feed from Chisel North. Zinc concentrate produced increased 127% compared to the same period in 2012 as a result of increased throughput. Unit operating costs per tonne of ore processed in 2013 were 3% lower than in 2012 as a result of increased throughput in the plant.

We expect our full year contained copper in concentrate production to be slightly below the guidance range of 33,000 to 38,000 tonnes for 2013, while we expect full year contained zinc and precious metals production to be in the upper ends of the respective 2013 guidance ranges of 85,000 to 100,000 tonnes of zinc and 85,000 to 105,000 gold-equivalent ounces. The lower copper production is primarily due to the deferral of higher copper grade zones from the 2013 777 mine plan to future years as a result of temporary limitations in paste backfill availability and requirements for ground support in the higher copper grade zones.

Metallurgical Facilities

		Three Months Ended		Nine Months Ended		Guidance[1]
		Sep. 30	Sep. 30	Sep. 30	Sep. 30
Zinc Production		2013	2012	2013	2012	Annual 2013
Zinc Concentrate Treated
Domestic	tonnes	45,942	33,903	138,308	102,555	199,000
Purchased	tonnes	5,012	20,172	6,552	39,471	2,600
Total	tonnes	50,954	54,075	144,860	142,026	201,600
Refined Metal Produced
Domestic	tonnes	23,657	17,456	69,290	50,262	—
Purchased	tonnes	2,219	10,920	3,024	20,496	—
Total	tonnes	25,876	28,376	72,314	70,758	101,000

[1] Initial guidance as released on January 9, 2013.

		Three Months Ended		Nine Months Ended		Guidance[1]
		Sep. 30	Sep. 30	Sep. 30	Sep. 30
Unit Operating Costs		2013	2012	2013	2012	Annual 2013
Zinc Plant	$/lb. Zn	0.32	0.31	0.34	0.37	0.33-0.39

[1] Initial guidance as released on January 9, 2013.

Zinc Plant

Production of cast zinc in the third quarter of 2013 decreased by 9% compared to the same period in 2012 due to lower concentrate inventory levels in 2013. Operating costs per pound of zinc metal produced were 3% higher during the third quarter of 2013 compared to the third quarter of 2012 as a result of the 9% reduction in cast zinc production.

In 2013, year-to-date production was 2% higher than the same period in 2012 as a result of concentrate availability in the first half of 2013 and the biennial shutdown during the second quarter of 2012. Year-to-date operating costs per pound of zinc metal produced in 2013 were 8% lower than the same period in 2012 as a result of higher production and expenses associated with the 2012 shutdown.

Metal Sold

		Three Months Ended		Nine Months Ended
		Sep. 30	Sep. 30	Sep. 30	Sep. 30
		2013	2012	2013	2012
Payable metal in concentrate
Copper	tonnes	6,514	8,976	21,113	32,781
Gold	troy oz.	20,055	9,242	59,076	57,736
Silver	troy oz.	170,283	78,920	525,834	476,395
Refined zinc	tonnes	26,782	24,247	78,151	73,050

FINANCIAL REVIEW

Financial Results

In the third quarter of 2013, profit was $3.0 million compared to a loss of $5.4 million for the same period in 2012, an increase of $8.4 million. The increased profit was primarily a result of higher foreign exchange gains and lower tax expense, partially offset by lower revenue as a result of lower volumes and prices.

Year-to-date 2013, we recorded a loss of $47.8 million compared to a loss of $31.6 million in the same period in 2012. The increased loss was a result of lower revenues, primarily due to lower copper and gold volumes and prices, partially offset by lower cost of sales, reduced pension expense and lower tax expense. For additional details on revenue and cost of sales variances see below.

	Three Months Ended	Nine Months Ended
(in $ millions)	Sep. 30 2013	Sep. 30 2013
Increase (decrease) in components of profit or loss:
Revenues	(14.4)	(140.9)
Cost of sales
Mine operating costs	(3.2)	55.0
Depreciation and amortization	(4.8)	0.3
Selling and administrative expenses	(0.8)	(2.0)
Exploration and evaluation	2.7	10.5
Other operating income	(0.2)	(0.4)
Other operating expenses	2.6	2.5
Finance income	(0.3)	(2.1)
Finance expenses	1.6	5.6
Other finance losses	20.3	25.3
Tax	4.9	30.0

Increase (decrease) in profit for the period	8.4	(16.2)

Revenue decreased in the third quarter of 2013

Total revenue for the third quarter of 2013 was $130.2 million, $14.4 million lower than the same period in 2012. This decrease was primarily due to lower copper sales volumes, mainly as a result of the planned permanent closures of our Trout Lake and Chisel North mines and lower metals prices compared to the third quarter of 2012, partially offset by higher zinc, gold and silver volumes.

2013 year-to-date revenue was $380.7 million, $140.9 million lower than the same period in 2012, primarily due to lower copper sales volumes and lower metals prices, partially offset by higher zinc, gold and silver volumes. The following table provides further details of this variance:

	Three Months Ended	Nine Months Ended
(in $ millions)	Sep. 30 2013	Sep. 30 2013

Metals prices[1]
Lower copper prices	(6.7)	(32.7)
Lower zinc prices	(0.3)	(2.4)
Lower gold prices	(4.9)	(26.2)
Lower silver prices	(1.1)	(5.5)

Sales volumes
Lower copper sales volumes	(19.3)	(81.9)
Higher zinc sales volumes	5.4	10.5
Higher gold sales volumes	14.2	3.1
Higher silver sales volumes	2.0	1.2

Other
Favourable movement in foreign exchange rates	6.3	10.3
Derivative mark-to-market	(8.3)	(9.9)
Pre-production revenue	(0.5)	(9.8)
Other volume and pricing differences	(0.3)	(0.3)
Effect of lower (higher) treatment and refining charges	(0.9)	2.7
Decrease in revenue in 2013 compared to 2012	(14.4)	(140.9)

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three Months Ended		Nine Months Ended
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
(in $ millions)	2013	2012	2013	2012
Copper	47.9	73.9	151.4	263.6
Zinc	56.6	54.0	164.2	159.9
Gold	25.2	16.3	74.2	95.7
Silver	3.4	2.7	10.6	14.7
Other metals	2.5	1.7	4.6	4.9
Gross revenue	135.6	148.6	405.0	538.8
Treatment and refining charges	(4.9)	(4.0)	(14.5)	(17.2)
Pre-production revenue	(0.5)	—	(9.8)	—
Revenue	130.2	144.6	380.7	521.6

Our realized prices for the third quarter of 2013 and 2012 are summarized below:

			Realized prices[1] for three months ended			Realized prices[1] for nine months ended
		LME Q3	Sep. 30	Sep. 30	LME YTD	Sep. 30	Sep. 30
		2013[2]	2013	2012	2013 [2]	2013	2012
Prices in US$
Copper	US$/lb.	3.21	3.43	3.76	3.35	3.24	3.64
Zinc[3]	US$/lb.	0.84	0.93	0.94	0.87	0.95	0.97
Gold[3] [4]	US$/troy oz.		1,265	1,757		1,227	1,645
Silver[3] [4]	US$/troy oz.		20.90	34.64		19.72	30.63

Prices in C$
Copper	C$/lb.	3.33	3.54	3.73	3.43	3.31	3.65
Zinc[3]	C$/lb.	0.88	0.96	0.93	0.89	0.97	0.97
Gold[3] [4]	C$/troy oz.		1,304	1,764		1,256	1,658
Silver[3] [4]	C$/troy oz.		21.55	34.69		20.18	30.79
Exchange rate[5]	US$1 to C$		1.03	0.99		1.02	1.00

1     Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate.

2     LME average for copper and zinc prices.

3     Copper, zinc, gold and silver revenues include unrealized gains and losses related to forward purchase contracts that are not included in the above realized prices. For the three months ended September 30, 2103, the unrealized components of those derivatives resulted in a loss of US$0.19/lb; loss of US$0.001/lb., losses of US$43.77/oz., and US$1.32/oz., respectively. For the three months ended September 30, 2012, only zinc revenues include unrealized gains and losses related to forward zinc purchase contracts that are not included in the above realized prices. The unrealized components of these derivatives resulted in a gain of US$0.002/lb. for zinc.

4     Since August 1, 2012, sales of gold and silver from our 777 mine have been subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments of US$400/oz for gold deliveries and US$5.90/oz for silver deliveries. Previously, we sold gold and silver from our 777 mine as contained metal within our copper concentrate. Realized gold and silver prices in the third quarter of 2013 include deferred revenue of US$927.55/oz and US$15.29/oz, respectively.

5     Average exchange rate for the period.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes, and transfer of risk and title with customers.

Outlook (Refer to the Forward-Looking Information section on page 2 of this MD&A)

We expect that revenues will continue to be affected mainly by the volume of domestic contained metal production, purchased zinc concentrates and the market prices of copper and zinc, together with fluctuation of the US dollar exchange rate compared to the Canadian dollar. Average copper and zinc prices in the second and third quarters of 2013 were significantly lower than average prices through 2012 and the first quarter of 2013 due primarily to concerns about the outlook for Chinese economic performance and anticipated tightening of monetary conditions in the U.S., and recent spot prices have remained at these lower levels. Absent a recovery in metals prices, copper and zinc sales revenues in the fourth quarter of 2013 are likely to be lower than those realized in the same period in 2012. Revenues and cash proceeds realized from gold and silver sales from our 777 mine (which represents most of our current gold and silver production) are unaffected by the recent decline in gold and silver prices due to the streaming agreement with Silver Wheaton.

Improving availability of purchased zinc concentrate is expected to lead to higher overall zinc metal production and zinc revenues through the balance of 2013 and the first half of 2014, assuming no change to metal prices. The ramp up of production at the new Reed mine is also expected to contribute to higher revenues, once the mine is considered to have achieved commercial production.

Cost of sales increased in the third quarter of 2013

	Three Months Ended		Nine Months Ended
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
($000s)	2013	2012	2013	2012

Detailed cost of sales
Mines
777	15,180	14,640	51,740	45,605
Trout Lake	—	—	—	13,918
Chisel North	—	3,493	—	17,251
Lalor	12,971	—	24,041	—

Concentrators
Flin Flon	5,719	6,378	18,500	19,142
Snow Lake	3,978	1,835	10,922	5,039

Metallurgical plants
Zinc plant	18,133	19,072	54,615	57,908

Other
Services and site administration	16,048	17,499	47,954	61,390
Purchased concentrate (before inventory changes)	4,502	19,723	4,375	43,560
Manitoba employee profit sharing	1,056	3,325	6,603	13,663
Net profits interest	3,592	5,255	8,375	13,849
Distribution	7,292	7,266	21,969	30,233
Other	984	1,237	(68)	2,781
Changes in domestic inventory	(5,866)	(14,673)	11,186	(5,643)
Depreciation and amortization	19,838	15,032	54,826	55,145
Adjustments related to zinc inventory write-downs	—	(4,687)	—	(3,465)
Cost of sales	103,427	95,395	315,038	370,376

Total cost of sales for the third quarter of 2013 was $103.4 million, reflecting an increase of $8.0 million from the third quarter of 2012. This was primarily due to an increase of $13.0 million in costs related to the Lalor mine which was not in commercial production in the third quarter of 2012, as well as increased depreciation costs related primarily to the Lalor mine. The increase was partially offset by a decrease in mining costs related to our Chisel North mine which closed on September 30, 2012 and in purchased concentrate expense in the third quarter of 2013 which was $15.2 million lower compared to the same period in 2012 as a lower amount of purchased zinc concentrate was processed.

2013 year-to-date cost of sales was $315.0 million, reflecting a decrease of $55.3 million from the same period in 2012. This was primarily due to a decrease in costs of $31.2 million at our Trout Lake and Chisel North mines in 2013 as a result of the mine closures. 2013 year-to-date purchased concentrate costs were $39.2 million lower than the same period in 2012 as a significantly reduced amount of purchased zinc concentrate was processed in 2013. Service and site administration expenses were $13.4 million lower in the current year than the same period in 2012 as the 2012 expenses included a charge of $5.3 million related to our adoption of a new accounting standard for employee benefits and $10.5 million of past service costs associated with the new collective agreements retroactive to January 1, 2012. 2013 year-to-date distribution costs were $8.2 million lower than the same period in 2012 as a result of decreased copper concentrate sales volumes. These expense reductions were partially offset by $24.0 million in costs related to the Lalor mine and increased costs of $6.1 million and $5.9 million at our 777 mine and Snow Lake concentrator, respectively.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 12 of this MD&A.

For the third quarter of 2013, other significant variances in expenses, compared to the same period in 2012, include the following:

•             Exploration and evaluation expenses decreased by $2.7 million as grassroots exploration spending was reduced to focus on brownfield opportunities. This was partially offset by a $3.4 million impairment on the Back Forty exploration and evaluation assets in Michigan.

•             Other operating expenses decreased by $2.6 million to $1.3 million primarily as a result of a decrease in costs related to our non-producing mines.

•             Finance expenses decreased by $1.6 million to $2.9 million in the third quarter of 2013, compared to the same period in 2012, due to financing fees associated with efforts in 2012 to arrange financing for the Constancia project. The decrease was partially offset by a write off of prepaid financing fees related to our previous credit facility.

•             Other finance gains and losses went from a loss of $17.0 million in the third quarter of 2012 to a gain of $3.3 million in the third quarter of 2013, primarily as a result of:

•             foreign exchange gain of $3.7 million compared to a foreign exchange loss of $13.5 million in the third quarter of 2012 primarily as a result of a strengthening Canadian dollar against the US dollar in the third quarter of 2013 and its impact on a higher US dollar denominated long-term debt balance, partially offset by the effect on our US dollar cash balance which was higher in 2013 than in 2012;

•             lower impairment and mark-to-market losses on investments which were $0.9 million in the third quarter of 2013, compared to $3.5 million in the third quarter of 2012.

For 2013 year-to-date, other significant variances in expenses from operations, compared to the same period in 2012, include the following:

•             Selling and administrative expenses increased by $2.0 million, totaling $29.9 million year-to-date in 2013. The increase was primarily due to severance costs and legal costs, partially offset by lower stock option expense as no new stock options were being issued and lower deferred share unit expenses as a result of a decrease in our share price.

•             Exploration and evaluation expenses decreased by $10.5 million to $22.1 million primarily as a result of lower grassroots exploration spending due to a change in focus to brownfield opportunities. In addition, lower costs were incurred at our Back Forty project in Michigan following our decision to suspend development activities at the project and pursue strategic alternatives. These were partially offset by a $3.4 million impairment on the Back Forty exploration and evaluation assets in Michigan.

•             Other operating expenses decreased by $2.5 million to $5.9 million primarily as a result of lower decommissioning and restoration expenses and mine costs at our non producing mines, partially offset by higher general operating costs in our South America business unit.

•             Finance income decreased by $2.1 million to $2.9 million, due to lower cash balances earning interest income which excludes interest earned on temporarily invested debt proceeds, which we have capitalized.

•             Finance expenses decreased by $5.6 million which related primarily to financing fees associated with efforts in 2012 to arrange financing for the Constancia project, partially offset by a write off of prepaid financing fees in 2013 related to our previous credit facility.

•             Other finance losses decreased by $25.3 million primarily as a result of lower impairment and mark-to-market losses on investments and receivables which were $7.9 million in 2013 and $41.5 million in 2012, respectively.  This decrease was partially offset by

•             foreign exchange losses of $15.6 million compared to a loss of $10.1 million in 2012 primarily as a result of a weakening Canadian dollar against the US dollar in during the year and its impact on US dollar denominated long-term debt balance, partially offset by the effect on our US dollar cash balance which was higher in 2013 than in 2012; and

•             a loss of $2.8 million as a result of the fair value adjustment of the embedded derivative related to the unsecured notes, which were issued in the third quarter of 2012.

The following is a breakdown of the impact of foreign currency translation on total equity:

	Three Months Ended		Nine Months Ended
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
(in $ millions)	2013	2012	2013	2012
Gain (loss) on Soles denominated transactions, primarily cash translated to USD	0.1	(1.1)	(24.8)	(1.5)
Gain (loss) on translation of USD denominated long-term debt and interest expense accrued, net of transaction costs and embedded derivative	14.2	(3.6)	(19.2)	(3.6)
(Loss) gain of translation of USD cash balances	(9.1)	(7.3)	25.9	(3.9)
(Loss) gain on working capital and other small entities	(1.5)	(1.5)	2.5	(1.1)
Total pre-tax gain (loss)	3.7	(13.5)	(15.6)	(10.1)
Total tax recovery (expense) related to translation	1.5	1.4	(3.1)	0.9
Total gain (loss) to the income statements	5.2	(12.1)	(18.7)	(9.2)
Cumulative translation adjustment (loss) gain in other comprehensive income related to translation of foreign operations, primarily Peru	(35.3)	(21.7)	39.9	(20.4)
Total (decrease) increase to equity	(30.1)	(33.8)	21.2	(29.6)

Tax Expense

For the three and nine months ended September 30, 2013 tax expense decreased by $4.9 million and $30.0 million, respectively, compared to the same period in 2012.

	Three Months Ended		Nine Months Ended
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
($000s)	2013	2012	2013	2012
Non-cash - income tax expense [1]	1,527	3,821	26,008	40,586
Non-cash - mining tax (recovery) expense [1]	1,859	1,059	(8,351)	9,087
Total non-cash tax expense	3,386	4,880	17,657	49,673
Estimated current tax expense (recovery) - income tax	(76)	54	2,775	(16,041)
Estimated current tax expense - mining tax	3,355	6,674	5,052	21,847
Total estimated current tax expense	3,279	6,728	7,827	5,806
Tax expense	6,665	11,608	25,484	55,479

1     Non-cash tax expenses represent our draw-down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on profit before tax for the 2013 year-to-date was approximately negative 129.0% (year-to-date 2012 - 102.8%). Applying the statutory income tax rate of 26.9% to our loss before taxes of $22.3 million would have resulted in a tax recovery of approximately $6.0 million; however we recorded an income tax expense of $28.8 million (year-to-date 2012 - $24.5 million). The significant items causing our effective income tax rate to be different than the 26.9% statutory income tax rate include:

•             Certain of our foreign operations incurred losses of $11.2 million (year-to-date 2012 - $14.9 million), the tax benefit of which has not been recognized since we determined that it is not probable that we will realize the benefit of these losses. This results in an increase in deferred tax expense of approximately $3.0 million for the year-to-date period;

•             An increase to deferred tax expense of $18.2 million (year-to-date 2012 — decrease of $3.0 million) due to the fact that we recognize Peruvian non-monetary assets in our financial statements at historical cost, whereas the tax base of the assets change as exchange rates fluctuate, which gives rise to a temporary difference;

•             Impairment loss of $7.4 million (year-to-date 2012 - $37.2 million) that was recorded to recognize impairments on available-for-sale investments in junior mining companies due to poor market conditions. These losses cause deductible temporary differences which can result in a deferred tax asset being recognized to the extent any Canadian accrued gains exist based on the projected applicable capital gains tax rate of approximately 13.5%. We have not recorded a related deferred tax asset for these deductible temporary differences as there are no Canadian accrued gains on account of capital, resulting in an increase in deferred tax expense of approximately $2.0 million for the year;

•             Certain foreign exchange losses of $33.2 million (year-to-date 2012 — losses of $8.3 million) that are not deductible for local income tax purposes and therefore result in an increase in deferred tax expense for the year of approximately $8.9 million for the year;

•             Decreases to our decommissioning and restoration liabilities in Manitoba resulting from a significant increase in discount rates required us to record a corresponding non-cash decrease to property, plant and equipment. We recognized a deferred tax recovery of $5.5 million (year-to-date 2012 - expense of $2.3 million) related to the decrease in property, plant and equipment; however, we did not recognize a deferred tax expense related to the decrease in the decommissioning and restoration liabilities since it was not considered probable that the expense will be realized; and

•             The tax benefit of certain Peruvian expenses were not recorded in the period since it was not considered probable that the benefit of these expenses would be realized resulting in an increase in deferred tax expense of approximately $8.9 million for the year (year-to-date 2012 - expense of $5.3 million).

Mining Tax Expense

Applying the Manitoba statutory income tax rate of 15.0% to our loss before taxes for the period of $22.3 million would have resulted in a tax recovery of approximately $3.3 million and we recorded a mining tax recovery of $3.3 million (year-to-date 2012 - $30.9 million). For the 2013 year-to-date period, our effective rate for mining taxes was approximately 14.8% (year-to-date 2012 - 129.4%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of taxable profits from mining. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

•             10% of total mining taxable profit if mining profit is $50 million or less;

•             15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•             17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as deferred mining tax assets. We estimate that the tax rate that will be applicable when the majority of temporary differences reverse will be approximately 15.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and Modified Royalty, on companies’ operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at September 30, 2013 at the tax rate we expect to apply when temporary differences reverse and have reassessed the effective rates that apply from the last reporting period.

LIQUIDITY AND CAPITAL RESOURCES

Precious Metals Stream Transaction with Silver Wheaton

On September 28, 2012, we closed a precious metals stream transaction with Silver Wheaton related to our 777 mine and the Constancia project and received an upfront deposit payment of US$500 million. During the second quarter of 2013, we received an additional US$125 million deposit payment as we have paid for US$500 million in capital expenditures at our Constancia project. The final US$125 million deposit payment is payable once we have paid for a total of US$1 billion in capital expenditures at our Constancia project. For further information on the precious metals stream transaction, refer to note 14 of our September 30, 2013 consolidated interim financial statements. On November 4, 2013, we entered into an amended and restated precious metals stream agreement with Silver Wheaton pursuant to which we will receive an additional US$135 million deposit against delivery of 50% of payable gold from the Constancia project. In addition to the deposit payment for gold, we will receive the lesser of the market price and US$400 per ounce for gold delivered to Silver Wheaton, subject to 1% annual escalation after three years. We are entitled to the US$135 million deposit once we have incurred and paid US$1.35 billion in capital expenditures at the Constancia project and satisfied certain other customary conditions precedent. Silver Wheaton has the option to make the deposit payment in cash or Silver Wheaton common shares, with the number of shares calculated at the time the payment is made. Gold recovery for purposes of calculating payable gold will be fixed at 55% for gold mined from Constancia and 70% for gold mined from Pampacancha.

9.50% Senior Unsecured Notes

On June 20, 2013, we issued US$150 million aggregate principal amount of our 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are incremental to the US$500 million aggregate principal amount of 9.50% senior unsecured notes that we issued in September 2012 (the “Initial Notes”, and together with the Additional Notes, the “Notes”). The Additional Notes were priced at 102% of the aggregate principal amount, resulting in gross proceeds of US$153 million and will yield 9.11% to maturity. The Initial Notes were priced at 100% of their face value, and yielded gross proceeds of US$500 million. The Notes have been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds have been used to date to fund the development of Constancia, interest costs have been capitalized to project assets. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Constancia project.

The Notes contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to our financial performance, there are transaction-based restrictive covenants that limit our ability to incur additional indebtedness in certain circumstances. These restrictions could limit our ability to obtain future debt financing, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in the economy or metals prices. In addition, our ability to make restricted payments, including dividend payments, is subject to compliance with certain covenants.

For further information on the terms of the Notes, refer to note 18 of our annual financial statements.

Senior Secured Revolving Credit Facility

In connection with completing the issuance of the Additional Notes, we amended and restated our revolving credit facility. The amended and restated credit facility matures on September 12, 2016 and has a maximum availability equal to the lesser of US$100 million and a borrowing base related to the accounts receivable and inventory of our Manitoba business unit, which was US$72 million at September 30, 2013. The amendments also included the removal of debt to EBITDA and EBITDA to interest maintenance covenants, such that the only remaining financial maintenance covenant is the requirement to maintain a tangible net worth. The amended and restated credit facility contains other customary covenants for a facility of this type.

As at September 30, 2013, we were in compliance with our covenants under the credit facility. Also as at September 30, 2013, we had $64.1 million in outstanding letters of credit collateralized by cash and cash equivalents that would have been classified as restricted cash in the absence of the credit facility.

Equipment Finance Facility

In October 2013 we entered into an equipment financing facility with Cat Financial to finance the US$130 million cost of the mobile fleet at our Constancia project. Loans pursuant to the equipment financing facility will have a term of six years and be secured by the Constancia mobile fleet.

Financial Condition

Financial Condition as at September 30, 2013 compared to December 31, 2012

Cash and cash equivalents decreased by $544.6 million from December 31, 2012 to $792.5 million as at September 30, 2013. This decrease was primarily driven by $666.5 million in capital expenditures primarily at our Lalor and Constancia projects, and interest and dividend payments of $58.5 million and $18.9 million, respectively. These expenditures were partially offset by proceeds from the issuance of Additional Notes and the receipt of the second deposit under the precious metals stream transaction with Silver Wheaton. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $420.7 million to $761.3 million from December 31, 2012 to September 30, 2013. In addition to the lower cash and cash equivalents position:

•             Receivables increased by $68.0 million, primarily due to an increase in the current portion of the statutory receivables related to the Peruvian sales tax;

•             Prepaid expenses increased $36.8 million primarily as a result of timing related to the payments of interest on long term debt and prepayments to suppliers related to capital projects; and

•             Trade and other payables decreased by $20.2 million due to lower accounts payable, partially offset by accrual of interest expense related to the Notes.

Cash Flows

The following table summarizes our cash flows for the three and nine months ended September 30, 2013 and September 30, 2012.

	Three Months Ended		Nine Months Ended
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
($000s)	2013	2012	2013	2012
Profit (loss) for the period	2,985	(5,354)	(47,794)	(31,606)
Tax expense	6,665	11,608	25,484	55,479
Items not affecting cash	(16,071)	23,593	28,562	171,803
Taxes paid	19,216	(8,360)	2,843	(62,489)
Operating cash flows before stream deposit and change in non-cash working capital	12,795	21,487	9,095	133,187
Precious metals stream deposit	—	491,600	131,475	491,600
Change in non-cash working capital	14,817	(12,243)	510	(107,704)
Cash generated by operating activities	27,612	500,844	141,080	517,083
Cash used in investing activities	(259,719)	(162,040)	(773,951)	(348,766)
Cash generated in financing activities	(34,421)	454,899	78,365	434,506
Effect of movement in exchange rates on cash and cash equivalents	(17,912)	(4,783)	9,905	(2,919)
Decrease in cash and cash equivalents	(284,440)	788,920	(544,601)	599,904

Cash Flow from Operating Activities

Operating cash flow before stream deposit and change in non-cash working capital was $12.8 million for the third quarter of 2013, an $8.7 million decrease compared with the same period in 2012, primarily as a result of lower sales volumes, lower realized prices and reduced gold and silver cash receipts at the 777 mine as a result of the Silver Wheaton precious metals stream transaction.

2013 year-to-date operating cash flows before stream deposit and change in non-cash working capital were $9.1 million, reflecting a decrease of $124.1 million compared to the same period 2012, primarily as a result of lower sales volumes, lower realized prices and reduced gold and silver cash receipts at the 777 mine during the period, as a result of the Silver Wheaton precious metals stream transaction.

Cash Flow from Investing and Financing Activities

During the third quarter of 2013 our investing and financing activities used cash of $294.1 million, driven primarily by capital expenditures of $226.9 million and Peruvian sales tax payments of $36.0 million.

Year-to-date, we used $695.6 million in investing and financing activities primarily driven by capital expenditures of $666.5 million, interest payments of $58.5 million, dividend payments of $18.9 million and Peruvian sales tax payments of $87.8 million. In addition, we reclassified $20.9 million from cash and cash equivalents to restricted cash as Hudbay Peru was required to provide a letter of credit as a first annual deposit of security with respect to its decommissioning and restoration obligations. This was partially offset by proceeds of $155.9 million from the Additional Notes issued during the year.

Capital Expenditures

The following summarizes cash additions to capital assets for the periods indicated:

	Three Months Ended		Nine Months Ended
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
(in $ millions)	2013	2012	2013	2012
777 Mine	9.2	6.7	27.5	20.8
Trout Lake Mine	—	—	—	1.2
Lalor Mine	8.4	—	13.9	—
Flin Flon and Snow Lake Concentrators	0.1	1.0	0.6	3.2
Flin Flon and Snow Lake Other	2.5	4.3	7.4	10.2
Zinc Plant	0.7	0.9	2.0	7.8
Other	1.6	2.0	0.8	1.6
Sustaining capital expenditures	22.5	14.9	52.2	44.8
Lalor Project	27.4	33.2	73.0	93.8
Capitalized Peru	124.2	64.7	480.4	221.3
777 North Expansion	(0.4)	1.4	1.3	5.3
Back Forty Project	—	—	—	0.2
Reed	8.2	9.3	32.4	15.9
Growth capital expenditures	159.4	108.6	587.1	336.5
Capital accruals for the period	45.0	30.4	27.2	(51.6)
Total	226.9	153.9	666.5	329.7

Our capital expenditures for the three months ended September 30, 2013 were $226.9 million, an increase of $73.0 million compared to the same period in 2012. The increase is primarily due to increased expenditures at our Constancia project, partially offset by lower capitalized costs at our Lalor project due to timing of spending. During the three months ended September 30, 2013, we recorded $1.0 million in investment tax credits which were primarily offset against Lalor and Reed capitalized project expenditures.

Our capital expenditures for the nine months ended September 30, 2013 were $336.8 million higher than the same period in 2012, primarily due to increased capitalized expenditures at our Constancia and Reed projects, in addition to expenditures related to the Lalor mine. The higher expenditures were partially offset by decreased capitalized expenditures at our Lalor project. During the nine months ended September 30, 2013, we recorded $4.4 million in investment tax credits which were primarily netted against Lalor and Reed capitalized project expenditures.

We expect full year sustaining capital expenditures to be comparable to initial guidance of approximately $78 million, as higher spending on mine capital development has offset reductions in other sustaining capital spending in 2013.

Contractual Obligations and Commitments

As at September 30, 2013, we had outstanding capital commitments of approximately $55.1 million primarily related to our Lalor and Reed projects, of which approximately $30.5 million cannot be terminated by Hudbay; and approximately $390.8 million in Peru, primarily related to our Constancia project, of which approximately $96.0 million cannot be terminated by Hudbay.

Liquidity

As at September 30, 2013, on a pro-forma basis, we had total available and committed liquidity of approximately $1.2 billion, not including approximately $100 million in tax refunds expected to be received within the next twelve months. We also are in the process of considering additional financing opportunities, including an offtake debt financing. To the extent that metals prices decline materially from current levels or we have other unanticipated demands on liquidity, we may need to raise additional financing or pursue other corporate initiatives.

Outstanding Share Data

As of November 7, 2013, there were 172,078,376 common shares of Hudbay issued and outstanding. In addition, options for a maximum aggregate of 4,941,666 common shares were outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2013			2012[2]				2011[3]
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	($000s)
Revenue	130,179	130,659	119,881	180,994	144,658	189,858	187,038	254,314
Profit (loss) before tax	9,650	(39,883)	7,923	24,509	6,253	650	16,969	70,844
Profit (loss)	2,985	(52,686)	1,907	8,143	(5,354)	(29,606)	3,355	34,908
Earnings (loss) per share:
Basic	0.03	(0.31)	0.01	0.05	(0.03)	(0.17)	0.03	0.21
Diluted	0.03	(0.31)	0.01	0.05	(0.03)	(0.17)	0.03	0.21
Operating cash flow per share[1]	0.07	(0.06)	0.07	0.03	0.12	0.38	0.25	0.48

1 Operating cash flow per share is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 32 of this MD&A.

2 The 2012 balances reflect the adjustments required by the revised IAS 19, Employee Benefits. See note 3 in the consolidated interim financial statements.

3 The 2011 balances reflect the correction of immaterial error as noted in note 2e of the consolidated interim financial statements.

The periods where we recorded a profit were primarily a result of finance gains related to foreign exchange gains as well as a lower tax expense as a result of lower gross margin. The losses were primarily a result of a significant foreign exchange losses and lower gross profit.

Sales in the fourth quarter of 2011 benefited from the drawdown of copper concentrate inventory that had accumulated in late 2010 and early 2011 due to a shortage of available railcars that was subsequently resolved. Revenues in the fourth quarter of 2011 also benefited from higher copper and zinc prices. Our revenue in 2012 and 2013 has decreased as a result of volume and price reductions.

Operating cash flow per share was lower in the first three quarters of 2013 and the fourth quarter of 2012 compared to previous quarters, due primarily to reduced revenues, as well as lower gold and silver cash receipts as a result of the stream transaction. The operating cash flow per share in the second quarter of 2012 benefited from a current tax recovery of $18.2 million to reflect the reduction of prior year taxes owing as a result of accelerated depreciation of prior year tax pools related to the “New Mine” status ruling at our Lalor mine.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share and cash costs per pound of copper sold are included in this MD&A because we believe that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash costs, they help investors assess the performance of our operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents our calculation of operating cash flow per share for the three and nine months ended September 30, 2013 and September 30, 2012.

	Three Months Ended		Nine Months Ended
($000s except share and per share	Sep. 30	Sep. 30	Sep. 30	Sep. 30
amounts)	2013	2012	2013	2012
Operating cash flow before stream deposit and change in non-cash working capital	12,795	21,487	9,095	133,187
Weighted average shares outstanding	172,073,980	171,965,924	172,038,343	171,955,741
Operating cash flow per share	$0.07	$0.12	$0.05	$0.77

Cash cost per pound of copper sold

Cash cost per pound of copper sold (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation takes a by-product costing approach, under which we designate copper as our primary metal of production and from which we subtract the net revenues realized from the sale of other metals mined with copper. As there is significant variation in calculation methodologies in practice, our cash cost may not be directly comparable with the cash cost of other companies.

Cost to copper concentrate includes all direct mining, milling, and concentrating costs incurred in the production of copper concentrate at our mines and mills in addition to general and administrative expenses directly related to those operations. Downstream costs include freight, distribution, and treatment charges related to copper concentrate plus copper refining costs. Net by-product credits include revenue from the sale of zinc, gold, silver, and other by-products less the production costs of zinc and refining costs associated with gold and silver. Realization of deferred revenue under the 777 precious metals stream agreement with Silver Wheaton is not included in net by-product credits.

	Three Months Ended		Nine Months Ended
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
	2013	2012	2013	2012
Cash cost per pound of copper sold
(C$/lb)
Mining, milling, concentrating	2.34	1.28	2.25	1.49
On-site administration and general expenses	0.21	0.25	0.22	0.26
Cost to copper concentrate	2.55	1.53	2.47	1.75
Treatment and refining	0.23	0.13	0.22	0.16
Freight and distribution	0.40	0.29	0.38	0.27
Other	—	(0.03)	—	0.01
Downstream costs	0.63	0.39	0.60	0.44
Net by-product credits	(1.90)	(1.23)	(1.30)	(1.36)
Cash cost per pound of copper sold	1.28	0.69	1.77	0.83

Reconciliation to Financial Statements
(C$ thousands)
Cost of sales - mine operating costs	83,589	80,363	260,212	315,231
Treatment and refining charges[1]	4,858	3,973	14,522	17,180
Pre-production revenue[1]	500	—	9,788	—
By-product revenues	(87,625)	(74,724)	(253,670)	(275,097)
Less: change in deferred revenue	17,580	—	52,089	—
	18,902	9,612	82,941	57,314

Less: indirect costs[2]
Share based payment	507	621	684	872
Adjustments related to zinc inventory write-downs (reversals)	—	(4,687)	—	(3,465)
Demolition and rehabilitation	—	47	—	130
Subtotal - cash costs	18,395	13,631	82,257	59,777
Copper sales (000s lbs)	14,362	19,788	46,545	72,269
Cash cost per pound of copper sold ($/lb)	1.28	0.69	1.77	0.83

1     Included in Revenues

2     Indirect costs included in cost of sales -  mine operating costs

Cash cost in the third quarter of 2013 was $1.28/lb, compared to $0.69/lb for the same period in 2012. The increase is due primarily to the timing of deliveries of gold and silver to Silver Wheaton under the stream agreement as these deliveries, and the associated cost of sales, may occur in a different period than the copper contained in concentrate.  In the third quarter of 2013, there was a higher proportion of gold and silver sold relative to copper versus the third quarter of 2012, resulting in a higher cost to concentrate per pound of copper sold.  In addition, the non-cash portion of these gold and silver sales is excluded from by-product credits and the total sales price is relatively lower than the third quarter of 2012. The impact of the stream agreement reduced net by-product credits by approximately $1.31/lb during the quarter.

Cash cost for the nine months ended September 30, 2013 was $1.77/lb, compared to $0.83/lb for the same period in 2012. Similar to the quarterly results, proportionally more gold and silver was delivered relative to copper versus the nine months ended September 30, 2012, resulting in a higher cost to concentrate per pound of copper sold. The impact of the stream agreement reduced year-to-date net by-product credits by approximately $0.96/lb.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards adopted in 2013

For information on our adoption of new accounting standards, refer to note 3 of our September 30, 2013 condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our September 30, 2013 condensed consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our September 30, 2013 condensed consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the quarter ended September 30, 2013 that materially affected or are reasonably likely to materially affect our ICFR.